

Mail Stop 3030

November 8, 2017

Via E-mail
Thomas E. Powell
Chief Financial Officer
Teleflex Incorporated
550 E. Swedesford Rd., Suite 400
Wayne, PA 19087

>   **Re: Teleflex Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 23, 2017**
>   **Form 10-Q for the Quarterly Period Ended October 1, 2017**
>   **Filed November 2, 2017**
>   **File No. 001-05353**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Taxes on income from continuing operations, page 42

1.   Revise this section in future filings to explain in greater depth the impact of tax credits and earnings from non-U.S. lower taxed jurisdictions on your effective tax rate. Discuss the primary taxing jurisdictions where your foreign earnings are derived, the location of tax credits, and the relevant statutory rates in those jurisdictions. Discuss the expiration of, and any uncertainties relating to, the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Note 13 – Income taxes, page F-36

2.   In your rate reconciliation table, you disclose that international items impacted your tax rate by (27.5%) in the fiscal year ended December 31, 2016. Please quantify and detail for us the nature of the significant components of this item. Describe for us in greater detail the audit resolution related to German tax reserves and clarify if this item is included in the international line item. Refer to ASC 740-10-50-12.

Form 10-Q for the Quarterly Period Ended October 1, 2017

Note 3 – Acquisitions

Vascular Solutions, page 10

3.   We note that you allocated approximately $259 million and $248 million of the purchase price to customer lists and intellectual property, respectively. Please address the following:

- Tell us how you determined the fair value of these intangible assets, including the significant assumptions utilized.

- Explain to us how you determined that a useful life of 25 years was appropriate for the customer lists.

- Tell us why customer lists are not separately disclosed within your intangible asset table on page 17.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Russ Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery